December 23, 2024
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:    Ernest Greene and Anne McConnell
Division of Corporation Finance
Office of Manufacturing
Re:    Stoneridge, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Filed March 1, 2024
Form 8-K
Filed February 28, 2024
File No. 001-13337
Dear Ladies and Gentlemen:
On behalf of Stoneridge, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated December 11, 2024 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “2023 Form 10-K”) and Form 8-K (the “2023 Form 8-K”).
The headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and the Company has set forth below, in italics, the text of the Staff’s comment prior to each response.
Form 10-K for the fiscal year ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 29
1.Please revise your disclosures in future filings to more fully address the following:
•In regard to your tax valuation allowance, expand your disclosures to address the specific positive and negative evidence you considered, how that evidence was weighed, and how that evidence led you to determine the amount of the tax valuation allowance. Specifically address how you considered historical losses, including the impact of non-recurring items, and forecasted earnings in your determination. Clearly explain the nature of the deferred tax assets that the current tax valuation allowance relates to and discuss the facts and circumstances that could reasonably be expected to materially impact the ongoing assessment of the tax valuation allowance in future periods; and

Securities and Exchange Commission
Division of Corporation Finance
December 23, 2024

•In regard to goodwill and intangible assets, we note your current market capitalization is substantially below your current net book value. To the extent you determine future impairments are reasonably possible, provide a comprehensive discussion and analysis of the critical accounting estimates associated with assessing goodwill and intangible assets for impairment such that investors have sufficient information to assess any material uncertainties regarding the realizability of goodwill and intangible assets. If estimated fair values do not substantially exceed carrying values disclose the following:
◦The percentage by which estimated fair values exceed carrying values;
◦The methodologies used to estimate fair values, including the material judgements, assumptions and estimates made; the degree of uncertainty associated with the key assumptions and estimates, and the potential impact reasonably possible changes in key assumptions could have on your impairment analysis;
◦Potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect key assumptions and result in a material impairment; and
◦How you consider your market capitalization in assessing goodwill for impairment and in determining the estimated fair value of your reporting unit, including reasons for material differences.
COMPANY RESPONSE:
The Company respectfully acknowledges the Staff’s comment, and we will revise the disclosures accordingly in future filings.
Consolidated Financial Statements
13. Segment Reporting, page 66
2.We note your disclosures of net sales and long-term assets by geographic area, to the extent applicable, please revise future filings to also disclose net sales and long-term assets attributable to any individual foreign country, if material, as required by ASC 280-10-50-41.
COMPANY RESPONSE:
The Company respectfully acknowledges the Staff’s comment, and we will revise the disclosures accordingly in future filings.

Securities and Exchange Commission
Division of Corporation Finance
December 23, 2024

Form 8-K filed on February 28, 2024
2023 Fourth Quarter Results, page 1
3.We note the following prominence issues related to the non-GAAP financial measures you present:
•You present adjusted gross profit, adjusted operating income and adjusted EBITDA all as a % of adjusted sales but you do not present the most directly comparable GAAP measures, gross profit, operating income and net income as a % of sales, with equal or greater prominence; and
•You present adjusted EBITDA but you do not present the most directly comparable GAAP measure, Net income, with equal or greater prominence.
For each non-GAAP financial measure you present, please revise future filings to present and discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
COMPANY RESPONSE:
The Company respectfully acknowledges the Staff’s comment, and we will revise the presentation of non-GAAP financial measures in future filings to include the most directly comparable GAAP measures with equal or greater prominence. Specifically, gross profit, operating income and net income, both in dollars as well as a percent of sales, will be presented with equal or greater prominence when presenting adjusted gross profit, adjusted operating income and adjusted EBITDA as a percent of sales. In addition, net income will be presented with equal or greater prominence when presenting adjusted EBITDA.
Use of Non-GAAP Financial Information, page 5
4.We note you present several non-GAAP financial measures, including adjusted sales, adjusted gross profit and margin, adjusted operating income and margin, adjusted EBITDA and margin, and adjusted earnings per share, that include non-GAAP adjustments for business realignment costs, Brazilian indirect tax credits, deferred financing fee write-off, environmental remediation costs and sales from spot purchases recoveries. Please more fully address the following:
•In regard to business realignment costs, tell us the specific nature of the costs and explain why they do not represent normal, recurring operating expenses necessary to operate your business, including your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations;
•In regard to the Brazilian indirect tax credits, deferred financing fee write-off and environmental remediation costs, tell us why you believe each adjustment is appropriate and explain why they do not represent normal, recurring operating expenses necessary to operate your business, including your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations; and

Securities and Exchange Commission
Division of Corporation Finance
December 23, 2024

•In regard to Adjusted Sales, we note you exclude sales from spot purchases recoveries. Explain to us what this adjustment represents and why you believe it is appropriate, including your consideration of Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
COMPANY RESPONSE:
The Company respectfully acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Question 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations in determining the appropriateness of these non-GAAP adjustments. Set forth below is a discussion of the specific nature of our business realignment costs and why they do not represent normal, recurring operating expenses necessary to operate our business. Also set forth below is why we believe the Brazilian indirect tax credits, deferred financing fee write-off and environmental remediation costs are appropriate adjustments and why they do not represent normal, recurring operating expenses necessary to operate our business. Lastly, in regard to adjusted sales, we explain the nature of this adjustment and why we believe it is appropriate.
Business realignment costs
During 2023 and 2022 the Company incurred one-time non-recurring costs related to changes in personnel and severance from certain restructuring certain activities. These costs are referred to as business realignment charges. While we have had realignment costs for the last several years, the nature of the individual matters are one-time in nature and not recurring operating expenses relating to our on-going operating activities. Severance related costs for employee performance or normal production volume related changes are considered recurring in nature and not classified as business realignment costs, and, therefore, are not presented as business realignment non-GAAP adjustments.
During 2023, the Company incurred business realignment costs of $4.5 million, which were comprised of a non-recurring transition agreement of $1.0 million with a former executive, severance of $2.8 million related to the reorganization and elimination of positions in our global product line management, sales and operations functions, severance of $0.5 million for the permanent elimination of weekend production shifts at one of our production facilities and severance of $0.2 million for terminated employees due to the closure of one of our distribution facilities.
During 2022, the Company incurred business realignment costs that was comprised of severance for the elimination of two operations positions.
Brazilian indirect tax credits, deferred financing fee write-off and environmental remediation costs
The Company engaged in litigation related to indirect taxes with Brazilian tax authorities over claims that we overpaid certain indirect taxes prior to 2019.

Securities and Exchange Commission
Division of Corporation Finance
December 23, 2024

The non-GAAP adjustments in the third quarter of 2023 and the second quarter of 2022 related to income from the recognition indirect Brazilian tax credits of $0.5 million and $0.6 million, respectively, from the resolution of legal actions initiated by the Company. Since the favorable recognition of these indirect tax credits in 2023 and 2022 were unusual and non-recurring, the Company believes presentation as non-GAAP adjustments is appropriate.
The Company believes that its non-GAAP adjustment related to deferred financing fee write-offs is appropriate as these costs are non-recurring and infrequent, and, therefore, not reflective of the Company’s underlying business operations. On November 2, 2023, the Company entered into the Fifth Amended and Restated Credit Agreement (the “Credit Facility”). The Credit Facility provided for a $275.0 million senior secured revolving credit facility, and it replaced and superseded the Fourth Amended and Restated Credit Agreement (the “Prior Credit Facility”). The lender base for the Credit Facility changed from the Prior Credit Facility in that new lenders were added to our bank group while certain financial institutions were no longer participants in our bank group. Accordingly, we expensed previously capitalized deferred financing fees from the Prior Credit Facility that were attributable to the financial institutions that were no longer participating in our bank group. The Company considers these deferred financing fee write-offs to be similar to an extinguishment of debt which is non-recurring and not indicative of on-going operations.
The Company believes that its non-GAAP adjustment for environmental remediation costs are appropriate as these costs relate to environmental remediation for a location that was sold in 2011 and does not relate to on-going operations, no longer contributes to our on-going operations or revenue generating activities and are not reflective of the Company’s underlying business operations. In addition, the Company has no environmental liabilities that relate to its on-going operations.
Sales from spot purchases recoveries
In 2023, 2022 and 2021, the Company presented adjusted sales for customer recoveries of spot buys of electronic components as a result of unusual supply chain disruptions that began in the fourth quarter of 2021 and ended in the fourth quarter of 2023. Our spot buy purchases were primarily sourced from electronic component brokers and to a lesser extent suppliers not in our supply chain neither of which the Company historically utilized. The Company had commitments from customers to reimburse us for a substantial portion of the spot buy premiums that we incurred which were unusual and significantly in excess of our normal purchase prices. The adjustment for spot buy activity, which represented the premium over our normal purchase prices, was $15.8 million, $58.4 million, and $17.6 million, for 2023, 2022 and 2021, respectively. The Company believed that the unusual impact of spot buys to net sales and our gross margin percentage was not representative of recurring sales and, therefore, not reflective of the Company’s underlying business operations. In the second half of 2023, our spot buy activity reduced significantly from improved supply chain conditions and was not material in 2024, therefore adjusted sales have not been presented in 2024.
5.We note you present several non-GAAP reconciliations related to Adjusted EBITDA and Adjusted Net Debt used in your debt covenant compliance calculations, including your

Securities and Exchange Commission
Division of Corporation Finance
December 23, 2024

calculation of the Compliance Leverage Ratio. When you present these measures and calculations, please revise future filings to fully comply with Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including disclosure of the minimum required leverage ratio necessary to comply with your debt covenant.
COMPANY RESPONSE:
The Company respectfully acknowledges the Staff’s comment, and we will revise the disclosures accordingly in future filings.
If you have any questions or comments regarding the foregoing, do not hesitate to contact me at (248) 489-9300.
Sincerely,
/s/ Matthew R. Horvath
Matthew R. Horvath
Chief Financial Officer and Treasurer